Filed pursuant to Rule 424(b)(3)
Registration No. 333-138587

464,033 SHARES OF COMMON STOCK
FLOWSERVE CORPORATION
RESCISSION OFFER

Flowserve is among the largest manufacturers and aftermarket service providers of comprehensive flow control systems in the world. Our common stock is quoted on the New York Stock Exchange under the symbol “FLS.” Our principal executive offices are located at 5215 N. O’Connor Boulevard, Suite 2300, Irving, Texas 75039.
The Flowserve Corporation Retirement Savings Plan (the “401(k) Plan”) has a common stock fund which permits participants to direct the 401(k) Plan to acquire and dispose of interests in our common stock. Interests in the 401(k) Plan common stock fund are accounted for as units. These units (hereafter referred to as “Units”) represent a plan participant’s interest in our common stock held in the participant’s 401(k) Plan account (at approximately 0.5535 shares of common stock per Unit), plus a small varying amount of short-term liquid investment. Between May 1, 2005 and September 29, 2006 (the “Relevant Period”), due to the then non-current status of our filings with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, our registration statements on Form S-8 were not available to cover offers and sales of securities to our employees and other persons. As a result, the acquisition of Units by the 401(k) Plan on behalf of participants in our 401(k) Plan did not comply with the registration requirements of the Securities Act of 1933.
During the period in which there was no effective registration statement, Units representing a total of 464,033 shares of our common stock were purchased on behalf of participants in our 401(k) Plan through application of (i) salary reduction contributions from employees, (ii) fixed matching source funds from Flowserve and (iii) intra-plan transfers of funds by participants out of other investments in the 401(k) Plan into Units.
Our failure to maintain the effectiveness of our registration statements on Form S-8 gives the participants who directed the 401(k) Plan to purchase Units during the Relevant Period the right to rescind these purchases (or recover damages if they have sold their Units) for up to one year under federal law following the purchase of these Units.
We are offering to rescind the sale to participants of 464,033 shares of common stock purchased as parts of Units pursuant to the 401(k) Plan during the Relevant Period pursuant to the terms of the Rescission Offer described in this offering circular.
The purchase price for the shares of our common stock subject to the Rescission Offer ranges from $28.21 to $60.75 per share (or from $15.61 to $33.63 per Unit) and is equal to the price paid by those persons who purchased these shares included in the Units, excluding interest.
If you accept our Rescission Offer (and you either sold Units acquired during the Relevant Period at a loss or your 401(k) account contains Units that were purchased at a price, which along with applicable statutory interest, that is greater than the value of the Units at the expiration date of the Rescission Offer), your 401(k) account will be credited with the purchase price of the Units, plus interest at the annual statutory rate determined based upon your state of residence at the time the Units were purchased for your account by the 401(k) Plan (less any amounts actually received by your 401(k) Plan account in the case of Units that were sold out of your 401(k) account). Federal law does not provide a specific interest rate to be used in the calculation of the consideration to be received in connection with the purchase of securities by an issuer in a Rescission Offer. We intend to use the applicable statutory rates of interest for the purchase of Units based on your state of residence at the time you purchased your Units, except in New York which does not specify a particular rate of interest. For persons who were New York residents at the time of their purchase, we will apply the rate applicable in Texas where our principal executive offices are located. The applicable statutory rates are presented below under “Questions and Answers Regarding Rescission Offer”.
As noted above, we will only purchase Units that are held in your 401(k) Plan account that were purchased at a price that (along with interest at the applicable statutory rate) is greater than the value of the Units at the expiration date of the Rescission Offer. If you purchased Units and then sold them at a loss, your account in the 401(k) Plan will be credited with the full amount you paid for the Units plus interest at the applicable statutory rate, less any amounts previously received when you sold those Units. All such amounts will be credited within 15 business days of the expiration of the Rescission Offer.
This Rescission Offer is merely an offer. No recipient of this offering circular is required to accept the Rescission Offer.
We are making this offer on the terms and conditions set forth in this offering circular. Our Rescission Offer will remain open until 5:00 p.m. Dallas time on January 8, 2007 (the “Expiration Date”).
On December 1, 2006, the last price for our common stock as reported by the New York Stock Exchange was $53.51. The value of a Unit on that date was $29.62.
You should carefully consider the risk factors beginning on page 9 of this offering circular before accepting this Rescission Offer.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this offering circular. Any representation to the contrary is a criminal offense.
The date of this offering circular is December 4, 2006

You should rely only on the information contained in this offering circular. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to repurchase securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this offering circular is accurate only as of the date on the front cover of this offering circular. Our business, financial condition, results of operations and prospects may have changed since that date.
In this offering circular, references to “Company,” “we,” “us” and “our,” refer to Flowserve Corporation and its subsidiaries, unless the context otherwise requires. References to “Flowserve” refer to Flowserve Corporation. The phrase “this offering circular” refers to this offering circular and any applicable offering circular supplement, unless the context otherwise requires. References to “securities” refer collectively to the common stock that is the subject of this Rescission Offer unless the context otherwise requires.

QUESTIONS AND ANSWERS REGARDING RESCISSION OFFER
You should read the following questions and answers, together with the more detailed information regarding the Rescission Offer and the risk factors set forth elsewhere in this offering circular, before deciding whether to accept or reject the Rescission Offer.
General
Q1: Why are we making the Rescission Offer?
A1: Plan participants can direct the 401(k) Plan to purchase Units which represent the Flowserve common stock and cash credited to the common stock account in the 401(k) Plan. Each Unit represents approximately 0.5535 shares of common stock plus a small varying amount of short-term liquid investments. Although the shares of Flowserve common stock included in the Units sold to Plan participants are purchased in the open market by Vanguard Fiduciary Trust Company (the “Trustee”), the Trustee of the 401(k) Plan, we are required to register the sale and issuance of these securities to 401(k) Plan participants with the SEC. We offered and sold Units, which included shares of our common stock under our 401(k) Plan, at a time when there was no effective registration statement covering those shares because our financial statements were not current as they were required to be in order for the registration statement to be effective. The offer and sale of these Units at a time when there was not an effective registration statement did not comply with the registration requirements of the Securities Act of 1933. As a result, current and former participants who acquired these securities have a right to rescind their directed purchases of Units made under the 401(k) Plan or to recover damages if they no longer own the Units, subject to applicable statutes of limitations and other available defenses. The Rescission Offer is intended to address this compliance issue by allowing participants who directed the 401(k) Plan to purchase Units covered by the Rescission Offer to rescind the underlying securities transactions and sell those securities to us or to recover damages, as the case may be.
Q2: Which Units are included in the Rescission Offer?
A2: We are offering, upon the terms and conditions described in this offering circular, to rescind the sale to the 401(k) Plan on behalf of participants of 464,033 shares of common stock included within Units purchased at participant direction during the seventeen month period from May 1, 2005 through September 29, 2006. According to our records, the shares of common stock included within these Units were purchased at prices ranging from $28.21 to $60.75 per share (or from $15.61 to $33.63 per Unit).
Q3: Does it matter whether I directed the 401(k) Plan to purchase the Units through salary deferrals, rollover contributions, loan repayments, company fixed matching contributions or fund exchanges?
A3: No. All purchases of Units made pursuant to the 401(k) Plan (other than Units that resulted from award of Company discretionary contributions to the 401(k) Plan) during the seventeen month period from May 1, 2005 through September 29, 2006 will be considered when determining whether you are eligible to accept the Rescission Offer.
Q4: When does the Rescission Offer expire?
A4: The Rescission Offer will expire at 5:00 p.m. Dallas time on January 8, 2007, which is referred to in this document as the “Expiration Date.”
Q5: What will I receive if I accept the Rescission Offer?
A5: If you accept the Rescission Offer with respect to the Units you directed the 401(k) Plan to purchase during the Relevant Period, we will purchase the Units you hold that are subject to the Rescission offer at the price per Unit the 401(k) Plan paid, plus interest at the applicable statutory rate per year, from the date of purchase through the Expiration Date if the price the 401(k) Plan paid per Unit (determined on a purchase by purchase basis) plus interest exceeds the value of a Unit on the Expiration Date. Any Units held in your 401(k) Plan account that were acquired by the 401(k) Plan during the Relevant Period at a price (plus interest at the applicable statutory rate) that does not exceed the value of a Unit on the Expiration Date will not be purchased pursuant to this Rescission Offer. The legal rates of interest for the purchase of Units will be based on your state of residence when you purchased your Units, except in New York (where no specific rate is specified and where we will pay the rate applicable in Texas). These interest rates are as follows:

State	Interest Rate
Alabama	6%
Arizona	10%
Arkansas	6%
California	7%
Colorado	8%
Connecticut	8%
Florida	9%
Georgia	6%
Hawaii	10%
Idaho	10.125%
Illinois	10%
Indiana	8%
Kentucky	8%
Louisiana	8%
Maryland	10%
Massachusetts	6%
Mississippi	6%
Missouri	8%
Nebraska	6%
New Jersey	4.20%
New Mexico	8.75%
New York	6	% (Texas rate)
North Carolina	8%
North Dakota	6%
Ohio	None
Oklahoma	9.25%
Oregon	9%
Pennsylvania	6%
South Carolina	11.25%
Tennessee	10%
Texas	6%
Utah	12%
Virginia	6%
West Virginia	9%
Q6: Can you give me an example of what will be credited to my 401(k) Plan account if I accept the Rescission Offer?
A6: If the price the 401(k) Plan paid for your Units representing shares of common stock (plus interest at the applicable statutory rate per annum) (considered on a purchase-by-purchase basis) during to Relevant Period is more than the value of those Units at the Expiration Date, we will purchase any such Units from your 401(k) Plan account, subject to the terms of this Rescission Offer, at the price the 401(k) Plan paid for the Units, plus interest at the applicable statutory rate per year, from the date of purchase through the Expiration Date. The following example assumes that: (i) you accept the Rescission Offer, (ii) you were a California resident at the time of your purchase of Units, (iii) you presently hold in your 401(k) Plan account Units representing 100 shares of our common stock that you purchased in November 2005 (i.e., one year ago) at a per share price of $33.50 and (iv) the price per share of our common stock on the Expiration Date is $25.00 (i.e., less than the $33.50 purchase price, plus applicable interest as calculated below). In these circumstances, you would receive:
•	The original purchase price = 100 x $33.50 = $3,350.00.

•	Plus simple interest at 7 percent per year = $3,350.00 x 7 percent x 1 year = $234.50.

•	For a total of $3,584.50.
Please note, however, that if in this example, the price of a share of our common stock was greater than $35.84 per share on the Expiration Date, we would not acquire the Units because the price the 401(k) Plan paid (plus interest) for the Units on your behalf was not greater than the value of the Units on the Expiration Date. If you accept the Rescission Offer and some of your 401(k) Plan Units were purchased at a price that (along with applicable interest) was greater than the value of the Units on the Expiration Date, while others were purchased at a price that (along with applicable interest) was lower than the value of the Units on the Expiration Date, we will only purchase those Units the purchase price of which (along with applicable interest) is greater than the value of the Units on the Expiration Date and not any other Units.
Q7: What if I already sold some or all of the Units subject to the Rescission Offer?
A7: If you directed the 401(k) Plan to purchase Units during the Relevant Period and you have since disposed of them for less than the amount you paid for such Units, if you accept the Rescission Offer your 401(k) Plan account will be entitled to receive the full amount that the 401(k) Plan paid for those Units plus interest at the applicable statutory rate per annum, but less any amounts your 401(k) Plan account previously received when you disposed of those Units. If your 401(k) Plan account has already received more for those Units than it would otherwise be entitled to under the Rescission Offer, your 401(k) Plan account will not be credited with any payment under the Rescission Offer.
Q8: Have any Flowserve officers, directors or five percent shareholders advised Flowserve whether they will participate in the Rescission Offer?
A8: Two of our officers, who hold a total of 1,060.27 shares of common stock, as part of Units subject to this Rescission Offer, are eligible to participate in the Rescission Offer. We have been advised that these officers do not intend to accept the Rescission Offer. None of our directors are eligible to participate in this offer. If all eligible persons (other than our officers) accept the Rescission Offer, our officers’ and directors’ respective ownership interests in Flowserve would not materially increase.
Q9: If I do not accept the offer now, can I direct the sale of my Units?
A9: If you do not accept the Rescission Offer, you can direct the sale of the Units representing shares of common stock in your 401(k) Plan account that were subject to the Rescission Offer in accordance with the terms of the 401(k) Plan unless you are subject to our Insider Trading Policy requirements or any other transfer restrictions. Sales are accomplished by re-directing your 401(k) Plan investments into other 401(k) Plan funds.
Q10: What do I need to do now to accept or reject the Rescission Offer?
A10: To accept the Rescission Offer, you must complete and sign the accompanying rescission offer acceptance form (see Appendix A) and return it to Flowserve Corporation, 5215 N. O’Connor Blvd., Suite 2300, Irving, Texas 75039 attention: Tara D. Mackey, Esq., as soon as practical but in no event later than January 8, 2007. No action is required to reject the offer.
Q11: Can I accept the Rescission Offer in part?
A11: No. Your acceptance covers all of the Units that might be purchased pursuant to this Rescission Offer. As discussed above, however, in the example in response to Question 6, accepting the Rescission Offer, in full, as required does not mean that all of the Units acquired by the 401(k) Plan on your behalf during the Relevant Period will be purchased by us in the Rescission Offer. If you accept the Rescission Offer we will purchase all of the Units in your 401(k) account that were purchased during the Relevant Period and later sold at a loss and all of the Units that remain in your 401(k) account that were purchased by the 401(k) Plan on your behalf at a price (plus interest at the applicable statutory rate as described above) that is greater than the value of a Unit at the Expiration Date. The value of a Unit at the Expiration Date will be determined by reference to the closing price of a share of our common stock on the Expiration Date. You do not have the right to elect to accept the Rescission Offer only as to some of these “loss” Units.
Q12: What happens if I do not return my Rescission Offer acceptance form?
A12: If you do not return a properly completed acceptance form before the Expiration Date, you will be deemed to have rejected the offer.
Q13: What remedies or rights do I have now that I will not have after the Rescission Offer?
A13: It is unclear whether or not you will have a right of rescission under federal securities laws after the Rescission Offer. The staff of the SEC is of the opinion that a person’s right of rescission created under the Securities Act of 1933 may survive the Rescission Offer. However, federal courts in the past have ruled that a person who rejects or fails to accept a Rescission Offer is precluded from later seeking similar relief. Generally, the federal statute of limitations for noncompliance with the requirement to register securities under the Securities Act of 1933 is one year from the date of the violation upon which the action to enforce liability is based (i.e., the date shares were purchased in a non-compliant offering).

The state remedies and statutes of limitations vary from state to state. We believe that the sale and issuance of shares of our common stock included in the Units were exempt from registration under state laws. Under most state laws, acceptance or rejection of the Rescission Offer may preclude you from maintaining an action against us in connection with the Units that were purchased during the Relevant Period, even if the initial sale and issuance of securities had been required to be qualified under state law. We have included a summary of the statutes of limitations and the effect of the Rescission Offer for the states in which the shares covered by this Rescission Offer were sold, which appears under “Rescission Offer – Effect of Rescission Offer” in this document. We believe that your acceptance of the Rescission Offer will preclude you from later seeking similar relief. You may wish to consult an attorney regarding all of your legal rights and remedies before deciding whether or not to accept the Rescission Offer.
While we are making this Rescission Offer to all current and former participants in the 401(k) Plan who were residents of the United States and direct the 401(k) Plan to purchase Units during the Relevant Period, we may assert applicable statute of limitations or the availability of any exemption or preclusion that may have applied to our offer and sale of the Units as defenses for any claim made against us in respect of the offer and sale of the Units subject to this Rescission Offer.
Q14: How will the Rescission Offer be funded?
A14: The Rescission Offer will be funded from our existing cash balances. If all persons eligible to participate in the Rescission Offer accept our offer to the full extent, our results of operations, cash balances or financial condition will not be materially adversely affected if the price for a share of our common stock is at or higher than its current level ($53.51 on December 1, 2006).
Q15: Can I change my mind after I have mailed my signed acceptance form?
A15: Yes. You can change your decision about accepting our Rescission Offer at any time before the Expiration Date. If you change your decision and want to reject the Rescission Offer after having submitted the Rescission Offer acceptance form then you may reject the Rescission Offer by sending a notice that includes your name, signature, address, social security number or taxpayer identification number and a clear indication that you are rejecting the Rescission Offer to the attention of Tara D. Mackey, Flowserve Corporation, 5215 N. O’Connor Blvd., Suite 2300, Irving, Texas 75039. We must receive this notice of rejection on or before the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer pursuant to your original Rescission Offer acceptance form(s).
Q16: Who can help answer my questions?
A16: You can call Tara D. Mackey, Vice President, Assistant Corporate Secretary and Compliance Counsel at Flowserve at (972) 443-6610 with questions about the Rescission Offer.
Q17: Where can I get more information about Flowserve?
A17: In addition to the detailed information about Flowserve that is contained in this offering circular, you can obtain more information about Flowserve from the filings we make from time to time with the SEC. These filings are available on the SEC’s website at www.sec.gov.

OFFERING CIRCULAR SUMMARY
This summary does not contain all of the information you should consider before making the decision to accept or reject our Rescission Offer. You should read the entire offering circular, including the risks discussed under “Risk Factors” and our consolidated financial statements and the related notes in this offering circular, for important information regarding our company and our common stock before making the decision to accept or reject the Rescission Offer.
ABOUT FLOWSERVE CORPORATION
Our Business
We are among the largest manufacturers and aftermarket service providers of comprehensive flow control systems in the world. We have been in the flow control industry for over 125 years. We develop and manufacture precision-engineered flow control equipment for critical service applications where high reliability is required. The flow control system components we produce include pumps, valves and mechanical seals. Our products and services are used in several industries, including petroleum, chemical, power generation and water treatment. We conduct our operations through three divisions that encompass our primary product types: (1) Flowserve Pump Division, (2) Flow Control Division and (3) Flow Solutions Division.
Through our Flowserve Pump Division (“FPD”), we design, manufacture and distribute engineered and industrial pumps and pump systems, replacement parts and related equipment principally to industrial markets. FPD’s products and services are primarily used by companies that operate in the oil and gas, chemical processing, power generation, water treatment and general industrial markets. Our pump systems and components are currently manufactured at 27 plants worldwide, of which 9 are located in North America, 11 in Europe, 4 in South America and 3 in Asia. We also manufacture a small portion of our pumps through several foreign joint ventures. We market our pump products through our worldwide sales force and our regional service and repair centers or through independent distributors and sales representatives.
Through our Flow Control Division (“FCD”), we design, manufacture and distribute valves, actuators and related equipment. FCD’s valve products are an integral part of a flow control system and are used to control the flow of liquids and gases. Typically, our valves are specialized and engineered to perform specific functions within a flow control system. FCD’s products are primarily used by companies that operate in the chemical, power generation, oil and gas and general industries, including water, mining and pharmaceutical. We produce the vast majority of our products at 22 principal manufacturing facilities, with only 5 of the 22 plants located in the United States. A small portion of our valves are produced through foreign joint ventures.
Through FSD, we engineer, manufacture and sell mechanical seals, auxiliary systems and parts, and provide related services, principally to process industries and general industrial markets, with similar products sold internally in support of FPD. FSD has added to its global operations and has eight manufacturing operations, four of which are located in the U.S. FSD operates 66 Quick Response Centers (“QRCs”) worldwide, including 24 sites in North America, 16 in Europe, and the remainder in South America and Asia. Our ability to rapidly deliver mechanical sealing technology through global engineering tools, locally sited QRCs and on-site engineers represents a significant competitive advantage. This business model has enabled FSD to establish a large number of alliances with multi-national customers. Based on independent industry sources, we believe that we are the second largest mechanical seal supplier in the world.
The Rescission Offer

Total common stock subject to Rescission Offer	464,033 shares included in 401(k) Plan Units

Use of proceeds	We will not receive any proceeds from the Rescission Offer.

Risk factors	See “Risk Factors” and the other information included in this offering circular for a discussion of the factors you should consider carefully before deciding to accept the Rescission Offer.

Listing	Our common stock is listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “FLS.”
Recent Developments
•	On August 13, 2006, our shareholder rights agreement (“Rights Agreement”) expired pursuant to its terms and our board of directors determined that it was in the best interests of the Company and its shareholders not to renew the Rights Agreement. In conjunction with this decision, our board of directors authorized certain amendments to Flowserve’s Certificate of Incorporation, effective August 15, 2006 which, among other things, eliminated references to the Company’s Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Series A Preferred Shares”). Under the terms of the Rights Agreement, each outstanding share of our common stock was accompanied by the right to purchase, under certain circumstances, one one-hundredth of a share of the Series A Preferred Shares (a “Right”). As of the expiration of the Rights Agreement, shares of Flowserve’s common stock no longer are accompanied by a Right and our board of directors determined that it was no longer necessary to continue to have the Series A Preferred Shares as an authorized class of securities.

•	On September 29, 2006, we issued a press release announcing that we filed our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2006 with the SEC and, as a result of these filings (and the filing of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, on November 9, 2006), we are now current with all our financial reporting obligations, year to date.

•	Also, on September 29, 2006 we issued a press release announcing that our board of directors authorized a program to repurchase up to 2.0 million shares of our outstanding common stock. We reserve the right not to commence this program or to terminate this program at any time.
Corporate Information
Our executive offices are located at 5215 N. O’Connor Blvd. Suite 2300, Irving, Texas 75039, and our telephone number is (972) 443-6500.
RISK FACTORS
Any of the events discussed as risk factors below may occur. If they do, our business, financial condition, results of operations and cash flows could be materially adversely affected. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.
Risks Related to the Rescission Offer
We may continue to have potential liability even after this Rescission Offer is made.
The Securities Act of 1933 does not provide that a rescission offer will extinguish a holder’s right to rescind the issuance of shares that were not registered or exempt from the registration requirements under the Securities Act of 1933. Consequently, should any recipient of our Rescission Offer reject the offer, expressly or impliedly, we may remain liable under the Securities Act of 1933 for the purchase price of the Units purchased by the 401(k) Plan at the direction of participants during the Relevant Period. Additionally, regulatory authorities may require us to pay fines or they may impose sanctions on us, and we may face other claims by participants other than rescission claims.

Your federal and state rights of rescission may not survive if you affirmatively reject or fail to accept the Rescission Offer.
If you affirmatively reject or fail to accept the Rescission Offer, it is unclear whether or not you will have a right of rescission under federal securities laws after the expiration of the Rescission Offer. The staff of the SEC is of the opinion that a person’s right of rescission created under the Securities Act of 1933 may survive the Rescission Offer. However, federal courts in the past have ruled that a person who rejects or fails to accept a rescission offer is precluded from later seeking similar relief.
The Rescission Offer may also affect your right of rescission and your right to damages under state law. We believe that the sale and issuance of shares of our common stock included in the Units that are the subject of the Rescission Offer were exempt from registration under state laws. Under most state law, acceptance or rejection of the Rescission Offer may preclude you from maintaining an action against us in connection with the shares of our common stock included in the Units purchased during the Relevant Period. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims as a result of the Rescission Offer. Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes not typically beginning until the facts giving rise to a violation are known. Our Rescission Offer does not constitute a waiver by us of any applicable statute of limitations or any potential defenses that we may have.
Risks related to Flowserve
We have material weaknesses in our internal control over financial reporting, which could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis.
In connection with our 2005 assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes Oxley”), we identified material weaknesses in our internal control. We have taken measures to strengthen our internal control in response to the previously identified material weaknesses, including by implementing strengthened control procedures for information technology infrastructure, enhancing company-level monitoring controls processes and expanding our internal audit and corporate compliance functions, and engaged outside consultants to assist us in our efforts.
Material weaknesses in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. While we have taken measures to strengthen our internal control in response to the previously identified material weaknesses, including by implementing strengthened control procedures for information technology infrastructure, enhancing company-level monitoring controls processes and expanding our internal audit and corporate compliance functions, and engaged outside consultants to assist us in our efforts, additional work remains to be done to address the identified material weaknesses. If we are unsuccessful in implementing or following our current remediation action plans, or fail to update our internal control as our business evolves or to integrate acquired businesses into our controls system, we may not be able to timely or accurately report our financial condition, results of operations or cash flows or maintain effective disclosure controls and procedures. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, we could be subject to, among other things, regulatory or enforcement actions by the SEC and the NYSE, including a delisting from the NYSE, securities litigation, events of default under our new credit facilities, debt rating agency downgrades or rating withdrawals, and a general loss of investor confidence, any one of which could adversely affect our business prospects and the valuation of our common stock.
Furthermore, there are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. We could face additional litigation exposure and a greater likelihood of an SEC enforcement or NYSE regulatory action if further financial restatements were to occur or other accounting-related problems emerge. In addition, any future restatements or other accounting-related problems may adversely affect our financial condition, results of operations and cash flows.

If we fail to comply with the requirements of Section 404 of Sarbanes-Oxley, our business prospects and stock valuation could be adversely affected.
Section 404 of Sarbanes-Oxley requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. This legislation is relatively new, and neither companies nor accounting firms have significant experience in complying with its requirements. We expended significant resources to comply with our obligations under Section 404 with respect to 2004 and 2005. If we are unable to comply with our obligations under Section 404 in the future or experience delays in future reports of our management and outside auditors on our internal control over financial reporting, or if we fail to respond timely to any changes in the Section 404 requirements, we may be unable to timely file with the SEC our annual or periodic reports and may be subject to, among other things, regulatory or enforcement actions by the SEC and the NYSE, including delisting from the NYSE, securities litigation, events of default under our new credit facilities, debt rating agency downgrades or rating withdrawals and a general loss of investor confidence, any one of which could adversely affect our business prospects and the valuation of our common stock.
We are currently subject to securities class action litigation, the unfavorable outcome of which might have a material adverse effect on our consolidated financial condition, results of operations and cash flows.
A number of putative class action lawsuits have been filed against us, certain of our former officers, our independent auditors and the lead underwriters of our most recent public stock offerings, alleging securities laws violations. We believe that these lawsuits, which have been consolidated, are without merit and are vigorously defending them and have notified our applicable insurers. We cannot, however, determine with certainty the outcome or resolution of these claims or the timing for their resolution. The consolidated securities case is currently set for trial on October 1, 2007. In addition to the expense and burden incurred in defending this litigation and any damages that we may suffer, our management’s efforts and attention may be diverted from the ordinary business operations in order to address these claims. If the final resolution of this litigation is unfavorable to us, our consolidated financial condition, results of operations and cash flows might be materially adversely affected if our existing insurance coverage is unavailable or inadequate to resolve the matter.
The ongoing SEC and foreign government investigation regarding our participation in the United Nations Oil-for-Food Program could materially adversely affect our Company.
On February 7, 2006, we received a subpoena from the SEC regarding goods and services that certain foreign subsidiaries delivered to Iraq from 1996 through 2003 during the United Nations Oil-for-Food Program. This investigation includes a review of whether any inappropriate payments were made to Iraqi officials in violation of the Foreign Corrupt Practices Act. The investigation includes periods prior to, as well as subsequent to our acquisition of the foreign operations involved in the investigation. We may be subject to liabilities if violations are found regardless of whether they relate to periods before or subsequent to our acquisition.
In addition, one of our foreign subsidiary’s operations is cooperating with a foreign governmental investigation of that site’s involvement in the United Nations Oil-for-Food Program. This cooperation has included responding to an investigative trip by foreign authorities to the foreign subsidiary’s site, providing relevant documentation to these authorities and answering their questions. We are unable to predict how or if the foreign authorities will pursue this matter in the future.
We believe that both the SEC and this foreign authority are investigating other companies from their actions arising from the “Oil-for-Food” program.
We are in the process of reviewing and responding to the SEC subpoena and assessing the implications of the foreign investigation, including the continuation of a thorough internal investigation. Our investigation is in the early stages and has included and will include a detailed review of contracts with the Iraqi government during the period in question and certain payments associated therewith. Additionally, we have and will continue to conduct interviews with employees with knowledge of the contracts and payments in question. We are in the early phases of our internal investigation and as a result are unable to make any definitive determination whether any inappropriate payments were made and accordingly are unable to predict the ultimate outcome of this matter.

We will continue to fully cooperate in both the SEC and the foreign investigations. Both investigations are in progress but, at this point, are incomplete. Accordingly, if the SEC and/or the foreign authorities take enforcement action with regard to these investigations, we may be required to pay fines, consent to injunctions against future conduct or suffer other penalties which could have a material adverse impact on our consolidated financial condition, results or operations and cash flows.
Potential noncompliance with U.S. export control laws could materially adversely affect our business.
We have notified applicable U.S. governmental authorities of our plans to investigate, analyze and, if applicable, disclose past potential violations of the U.S. export control laws through, in general, the export of products, services and technologies without the licenses possibly required by such authorities. If and to the extent violations are identified, confirmed and so disclosed, we could be subject to substantial fines and other penalties affecting our ability to do business outside the United States.
Our risks involved in conducting our international business operations include, without limitation, the risks associated with certain of our foreign subsidiaries autonomously conducting, under their own local authority and consistent with U.S. export laws, business operations and sales, which constitute approximately 1-2% of our consolidated global revenue, in Iran, Syria and Sudan, which have each been designated by the U.S. State Department as state sponsors of terrorism. Due to the growing political uncertainties associated with these countries, we have been planning to voluntarily withdraw, on a phased basis, from conducting new business in these countries since early in 2006. However, these subsidiaries will continue to honor existing contracts, commitments and warranty obligations that are in compliance with U.S. laws and regulations.
The Internal Revenue Service (“IRS”) is auditing our tax returns, and a negative outcome of the audit would require us to make additional tax payments that may be material.
The IRS substantially concluded its audit of our U.S. federal income tax returns for the years 1999 through 2001 during December 2005. Based on its audit work, the IRS issued proposed adjustments to increase taxable income during 1999 through 2001 by $12.8 million, and to deny foreign tax credits of $2.4 million in the aggregate. The tax liability resulting from these proposed adjustments will be offset with foreign tax credit carryovers and other refund claims, which were approved by the Joint Committee on Taxation on July 24, 2006, and therefore should not result in a material future cash payment. We anticipate the final cash settlement of this examination will be completed by December 31, 2006. The effect of the adjustments to current and deferred taxes has been reflected in previously filed consolidated financial statements for the applicable periods.
During the third quarter of 2006, the IRS commenced an audit of our U.S. federal income tax returns for the years 2002 through 2004. While we expect that the upcoming IRS audit will be similar in scope to the recently completed examination, the upcoming audit may be broader. Furthermore, the preliminary results from the audit of 1999 through 2001 are not indicative of the future result of the audit of 2002 through 2004. The audit of 2002 through 2004 may result in additional tax payments by us, the amount of which may be material, but will not be known until that IRS audit is finalized.
In the course of the tax audit for the years 1999 through 2001, we identified record keeping issues that existed during the periods, which caused us to incur significant expense to substantiate our tax return items and address information and document requests made by the IRS. We expect to incur similar expenses in future periods with respect to the upcoming IRS audit of the years 2002 through 2004.
Due to the record keeping issues referred to above, the IRS has issued a Notice of Inadequate Records for the years 1999 through 2001 and may issue a similar notice for the years 2002 through 2004. While the IRS has agreed not to assess penalties for inadequacy of records with respect to the years 1999 through 2001, we have no assurance that the IRS will not seek to assess such penalties or other types of penalties with respect to the years 2002 through 2004. Such penalties could result in a material impact to the consolidated results of operations. Additionally, the record keeping issues noted above may result in future U.S. state and local, as well as non-U.S., tax assessments of tax, penalties and interest which could have a material impact to the consolidated results of operations.

The recording of increased deferred tax asset valuation allowances in the future could affect our operating results.
We currently have significant net deferred tax assets resulting from tax credit carry forwards, net operating losses, and other deductible temporary differences which are available to reduce taxable income in future periods. Based on our assessment of our deferred tax assets, we determined, based on projected future income and certain available tax planning strategies, that $239 million of our deferred tax assets will more likely than not be realized in the future and no valuation allowance is currently required for this portion of our deferred tax assets. Should we determine in the future that these assets will not be realized, we will be required to record an additional valuation allowance in connection with these deferred tax assets and our operating results would be adversely affected in the period such determination is made.
We operate and manage our business on a number of different computer systems, including several aging Enterprise Resource Planning (“ERP”) systems that rely on manual processes, which could adversely affect our ability to accurately report our financial condition, results of operations and cash flows.
We operate and manage our business on a number of different computer systems, including disparate legacy systems inherited from our predecessors. Some of our computer systems, as well as some of our computer hardware, are aging and contain inefficient processes. For example, several of our older ERP systems rely on manual processes, which are generally labor intensive and increase the risk of error. Furthermore, we did not maintain adequate information technology, general controls, as our information technology general controls supporting restricted access to financial applications, programs and data. Unless we are able to enhance our computer systems generally and information technology general controls specifically, our ability to identify, capture and communicate pertinent information may be compromised, which in turn may compromise our ability to timely and accurately report our financial condition, results of operations or cash flows.
Economic, political and other risks associated with international operations could adversely affect our business.
A substantial portion of our operations is conducted and located outside the U.S. We have manufacturing or service facilities in 31 countries and sell to customers in over 70 countries, in addition to the United States. Moreover, we outsource certain of our manufacturing and engineering functions to, and source our raw materials and components from China, Eastern Europe, India, Latin America and Mexico. Accordingly, our business is subject to risks associated with doing business internationally, including:
•	changes in foreign currency exchange rates;

•	instability in a specific country’s or region’s political or economic conditions, particularly in emerging markets and the Middle East;

•	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

•	differing and, in some cases, more stringent labor regulations;

•	partial or total expropriation;

•	differing protection of intellectual property;

•	unexpected changes in regulatory requirements;

•	inability to repatriate income or capital; and

•	difficulty in administering and enforcing corporate policies, which may be different than the normal business practices of local cultures.
For example, political unrest and a two-month nation-wide work stoppage in Venezuela in 2002 negatively impacted demand for our products from customers in that country and other customers, such as U.S. oil refineries, that were affected by the resulting disruption in the supply of crude oil. Similarly, the military conflict in the Middle East softened the level of capital investment and demand for our products and services in that region, notwithstanding the historically high prices for oil. Additionally we are investigating or have investigated certain allegations regarding foreign management engaging in unethical practices prohibited by our Code of Business Conduct which could have inappropriately benefited them at Company expense.
We are exposed to fluctuations in foreign currencies, as a significant portion of our revenue, and certain of our costs, assets and liabilities, are denominated in currencies other than U.S. dollar. The primary foreign currencies to which we have exposure are the Euro, British pound, Canadian dollar, Mexican peso, Japanese yen, Singapore dollar, Brazilian real, Australian dollar, Argentinean peso and Venezuelan bolivar. Certain of the foreign currencies to which we have exposure, such as the Argentinean peso, have undergone significant devaluation in the past. Although we enter into forward contracts to economically hedge our risks associated with transactions denominated in foreign currencies, no assurances can be made that exchange rate fluctuations will not adversely affect our financial condition, results of operations and cash flows.
Our international operations are subject to a variety of laws and regulations, including the U.S. Foreign Corrupt Practices Act and regulations issued by the U.S. Customs Service, the Bureau of Industry and Security, various foreign governmental agencies, including applicable customs, currency exchange control and transfer pricing regulations and various programs administered by the United Nations. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
We have notified applicable U.S. governmental authorities of our plans to conduct a voluntary thorough audit of our compliance with the U.S. export control laws and, if applicable, make a voluntary self-disclosure of any potential violations identified, as applicable. If violations are identified, then such disclosure could result in substantial fines and other penalties.
In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with laws of multiple countries. We also must communicate and monitor standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with standards and procedures.
Our future success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these factors could, however, adversely affect our international operations and, consequently, our results of operations, financial condition and cash flows.
We may be unable to deliver our backlog on time which could affect our future sales and profitability and our relationships with customers.
At September 30, 2006, backlog reached $1.5 billion, a record level for the Company. Our ability to meet customer delivery schedules for backlog is dependent on a number of factors including, but not limited to, sufficient manufacturing plant capacity, access to the raw materials and other inventory required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, and appropriate planning and scheduling of manufacturing resources. Many of the contracts we enter into with our customers require long manufacturing lead times and contain penalty clauses related to on-time delivery. Failure to deliver in accordance with customer expectations could subject us to financial penalties, may result in damage to existing customer relationships, could negatively impact our financial performance, and potentially cause adverse changes in the market price of our outstanding common stock.
Our business depends on the levels of capital investment and maintenance expenditures by our customers, which in turn are affected by the cyclical nature of their markets and their liquidity.
Demand for most of our products depends on the level of new capital investment and maintenance expenditures by our customers. The levels of capital expenditures by our customers depend, in turn, on the general economic conditions and conditions in their industry, as well as on their liquidity.
The businesses of many of our customers, particularly general industrial companies, chemical companies and oil refineries, are, to varying degrees, cyclical and have experienced periodic downturns. Our customers in these industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. For example, demand for our products and services from our general industrial customers, such as steel and pulp and paper manufacturers, was negatively impacted by the U.S. recession in the early part of this decade. Similarly, in response to high oil and natural gas prices and a weak demand for their products due to the soft economy, during the past several years our chemical customers reduced their spending on capital investments and operated their facilities at lower levels, reducing demand for our products and services. Some of our customers may delay capital maintenance even during favorable conditions in their markets. For example, while high oil prices generally spur demand for our products and services in upstream petroleum markets, they often reduce demand for our products and services from oil refineries, as refiners seek to take advantage of favorable margins by operating at high levels of capacity utilization and deferring maintenance.
The ability of our customers to finance capital investment and maintenance may be affected by factors independent of the conditions in their industry. For example, despite high natural gas prices in 2003, there was little additional investment or maintenance activity by our gas customers, many of which have experienced liquidity constraints as a result of financial difficulties related to their former energy trading activities.
Recently, amid increasing demand for crude and its derivatives and the tight market conditions, oil refineries have been scheduling maintenance activities and upgrading equipment to meet environmental regulations. In addition, chemical companies had been able to invest and maintain their equipment as they pass through the price increases to the end user. This recent evidence suggests a potential change in how the customer response to market conditions may impact our business activities.
The diminished demand for our products and services could lead to excess manufacturing capacity and subsequent accelerated erosion of average selling prices in our industry, which could adversely affect our business, results of operations, including profit margins, financial condition and cash flows.
As we expand our customer alliance programs, an increasing portion of our revenues will be on a fixed-fee basis, subjecting us to the risks associated with cost overruns.
As part of our customer alliance programs, we enter into maintenance agreements that are fixed-fee arrangements. Under these agreements, we provide maintenance services, including replacement parts and repair services, at a specified fixed fee and, accordingly, bear the risk of cost overruns. While we conduct a detailed analysis of the customers’ equipment prior to entering into fixed-fee maintenance agreements and benefit from our extensive experience in the flow control industry, our failure to estimate accurately the anticipated equipment failures and maintenance costs could have a material adverse effect on our results of operations, including profit margins, financial condition and cash flows.

We sell our products in highly competitive markets, which results in pressure on our profit margins and limits our ability to maintain or increase the market share of our products.
The markets for our products are fragmented and highly competitive. We compete against large and well-established national and global companies, as well as regional and local companies, low cost replicators of spare parts and in-house maintenance departments of our end user customers. We compete based on price, technical expertise, timeliness of delivery, previous installation history and reputation for quality and reliability, with price competition tending to be more significant for sales to original equipment manufacturers. Some of our customers are attempting to reduce the number of vendors from which they purchase in order to reduce the size and diversity of their inventory. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. No assurances can be made that we will have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, our financial condition, results of operations and cash flows could be adversely affected.
Environmental compliance costs and liabilities could adversely affect our financial condition, results of operations and cash flows.
Our operations and properties are subject to extensive regulation under environmental laws. These laws can impose substantial sanctions for violations or operational changes that may limit production. We must conform our operations to applicable regulatory requirements and adapt to changes in such requirements in all countries in which we operate.
We use hazardous substances and generate hazardous wastes in most of our manufacturing and foundry operations. Many of our current and former properties are or have been used for industrial purposes, and some may require clean-up of historical contamination. We are currently conducting investigation and/or remediation activities at a number of locations where we have known environmental concerns. In addition, we have been identified as one of many potentially responsible parties at four Superfund sites.
We have incurred, and expect to continue to incur, operating and capital costs to comply with environmental requirements. In addition, new laws and regulations, stricter enforcement of existing requirements, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could adversely affect our financial condition, results of operations and cash flows.
We are party to asbestos-containing product litigation that could adversely affect our financial condition, results of operations and cash flows.
We are a defendant in a large number of lawsuits that seek to recover damages for personal injury allegedly resulting from exposure to asbestos-containing products formerly manufactured and/or distributed by us. All such products were used as self-contained components of process equipment, and we do not believe that there was any emission of ambient asbestos-containing fiber during the use of this equipment. Although we are defending these allegations vigorously and believe that a high percentage of these lawsuits are covered by insurance or indemnities from other companies, there can be no assurance that we will prevail or that payments made by insurance or such other companies would be adequate, and unfavorable rulings, judgments and/or settlement terms could adversely impact our financial condition, results of operations and cash flows.
Our business may be adversely impacted by work stoppages and other labor matters.
As of December 31, 2005, we had approximately 13,000 employees, approximately half of whom were located in the United States. Of our U.S. employees, approximately 7% are represented by unions. We also have unionized employees in Argentina, Australia, Austria, Belgium, Brazil, Canada, Finland, France, Germany, Italy, Japan, Mexico, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom. Although we believe that our relations with our employees are good and we have not experienced any recent strikes or work stoppages, no assurances can be made that we will not in the future experience these and other types of conflicts with labor unions, works councils, other groups representing employees, or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in the cost of labor.
Inability to protect our intellectual property could negatively affect our competitive position.
We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We cannot guarantee, however, that the steps we have taken to protect our intellectual property will be adequate to prevent misappropriation of our technology. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the foreign countries in which we operate. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, such confidentiality agreements could be breached, and may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Furthermore, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our sales, results of operations and cash flows.
If we are unable to obtain raw materials at favorable prices, our operating margins and results of operations may be adversely affected.
We purchase substantially all electric power and other raw materials we use in the manufacturing of our products from outside sources. The costs of these raw materials have been volatile historically and are influenced by factors that are outside our control. In recent years, the prices for energy, metal alloys, nickel and certain other of our raw materials have increased, with the prices for energy currently exceeding historical averages. We also strive to offset our increased costs through our Continuous Improvement Program (“CIP”), where gains are achieved in operational efficiencies. If we are unable to pass increases in the costs of our raw materials to our customers, our operating margins and results of operations may be adversely affected.
Significant changes in pension fund investment performance or assumptions relating to pension costs may have a material effect on the valuation of our obligations under our defined benefit pension plans, the funded status of these plans and our pension expense.
We maintain defined benefit pension plans that are required to be funded in the United States, the United Kingdom, Canada, Japan, Mexico and The Netherlands, and defined benefit plans that are not required to be funded in Germany, France, Austria and Sweden. Our pension liability is materially affected by the discount rate used to measure our pension obligations and, in the case of the plans that are required to be funded, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets. A change in the discount rate can result in a significant increase or decrease in the valuation of pension obligations, affecting the reported status of our pension plans and our pension expense. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in increases and decreases in the valuation of plan assets or in a change of the expected rate of return on plan assets. Changes in the expected return on plan assets assumption can result in significant changes in our pension expense. We currently expect to make substantial contributions to our U.S. and foreign defined benefit pension plans during the next three years, and may make additional substantial contributions thereafter.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS No. 158 amends SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” SFAS No. 106, “Employer’s Accounting for Postretirement Benefits other than Pensions,” SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and other related accounting literature. SFAS No. 158 requires expanded disclosures about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. We are still evaluating the impact of SFAS No. 158 on our consolidated financial condition and results of operations.
A significant number of stock option exercises following the removal of the current suspension on stock option exercises would have a dilutive effect on our earnings per share.
We had a substantial number of outstanding stock options granted in past years to employees and directors under our stock option plans which have been unexercisable for an extended period due to the non-current status of our filings with the SEC. We reopened our stock option exercise program on September 29, 2006. As of October 31, 2006, optionees have exercised 1.6 million of these outstanding options. Approximately 1 million outstanding options remain to be exercised as of October 31, 2006, a small portion of which must be exercised by December 31, 2006. If the holders of a large number of these options exercise, there may be some dilutive impact on our earnings per share and a positive impact to our cash flow; however, the impacts on our cash flow and earnings per share are dependent upon share price, the number of shares exercised and strike price of shares exercised.
Furthermore, now that we are current with our SEC financial reporting, officers, directors and holders of restricted shares may sell shares of our common stock into the public market pursuant to Rule 144 of the Securities Act of 1933. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices. We expect that a number of our officers and directors may sell a portion of their shares of our common stock for various reasons, a key reason being to cover certain tax liabilities arising from various traunches of restricted stock that vested during periods when officers and directors were not able to sell their common stock to cover their applicable tax liability due to either our insider trading policy or our previous non-current filer status with the SEC. A few officers and directors with long service tenure are also selling stock following asset diversification advice as part of their pre-retirement planning. Based upon their current holdings and expressed intentions to us, if these sales occur, then such officers and directors would still hold a substantial portion of their pre-sale aggregate holdings of our common stock. Provided, however, sales of a substantial number of shares of our common stock in the public market by our officers and directors, or the perception that such sales may occur, could cause the market price of our common stock to decline.
We may incur material costs as a result of product liability and warranty claims, which could adversely affect our financial condition, results of operations and cash flows.
We may be exposed to product liability and warranty claims in the event that the use of one of our products results in, or is alleged to result in, bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. While we maintain insurance coverage with respect to certain product liability claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability claims. In addition, product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. An unsuccessful defense of a product liability claim could have an adverse effect on our business, results of operations and financial condition and cash flows. Even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and our Company. Warranty claims are not covered by insurance, and we may incur significant warranty costs in the future for which we would not be reimbursed.
Our outstanding indebtedness and the restrictive covenants in the agreements governing our indebtedness limit our operating and financial flexibility.
We are required to make mandatory payments and, under certain circumstances, mandatory prepayments on our outstanding indebtedness which may require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, research and development efforts and other general corporate purposes and could limit our flexibility in planning for, or reacting to, changes in our business and in the industry.

In addition, the agreements governing our bank credit facilities and our other outstanding indebtedness impose significant operating and financial restrictions on us and somewhat limit management’s discretion in operating our businesses. These agreements limit our ability, among other things, to:
•	incur additional debt;

•	make capital expenditures;

•	change fiscal year;

•	pay dividends and make other distributions;

•	prepay subordinated debt, make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets; and

•	enter into transactions with affiliates.
In addition, the credit facilities contain covenants requiring us to deliver to lenders leverage and interest coverage financial covenants and our audited annual and unaudited quarterly financial statements. Our ability to comply with these covenants may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default which, if not cured or waived, may have a material adverse effect on our financial condition, results of operations and cash flows.
We may not be able to continue to expand our market presence through acquisitions, and any future acquisitions may present unforeseen integration difficulties or costs.
From 1997 through 2002, we expanded through a number of acquisitions, and we may pursue acquisitions of businesses that are complementary to ours in the future. Our ability to implement this growth strategy will be limited by our ability to identify appropriate acquisition candidates, covenants in our credit agreement and other debt agreements and our financial resources, including available cash and borrowing capacity. In addition, acquisition of businesses may require additional debt financing, resulting in higher leverage and an increase in interest expense, and could result in the incurrence of contingent liabilities.
Should we acquire another business, the process of integrating acquired operations into our existing operations may encounter operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the challenges associated with acquisitions include:
•	loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls, including accounting systems and controls, with our operations;

•	coordinating operations that are increased in scope, geographic diversity and complexity;

•	retooling and reprogramming of equipment;

•	hiring additional management and other critical personnel; and

•	the diversion of management’s attention from our day-to-day operations.
Furthermore, no guarantees can be made that we will realize the cost savings, synergies or revenue enhancements that we may anticipate from any acquisition, or that we will realize such benefits within the time frame that we expect. If we are not able to address the challenges associated with acquisitions and successfully integrate acquired businesses, or if our integrated product and service offerings fail to achieve market acceptance, our business could be adversely affected.
RESCISSION OFFER
Background
As of May 1, 2005, due to the non-current status of our filings with the SEC in accordance with the Securities Exchange Act of 1934, our registration statements on Form S-8 were no longer available to cover offers and sales of securities to our employees and other persons.
During the Relevant Period (the period between May 1, 2005 and September 29, 2006), the acquisition of Units by participants in our common stock fund under our 401(k) Plan did not comply with the registration requirements of the Securities Act of 1933. During the period in which there was no effective registration statement, Units representing a total of 464,033 shares of our common stock were purchased on behalf of participants in our 401(k) Plan through application of (i) salary reduction contributions from employees, (ii) fixed matching source funds from Flowserve and (iii) intra-plan transfers of funds by participants out of other investments in the 401(k) Plan into Units.
Our failure to maintain the effectiveness of our registration statements on Form S-8 gives the participants who directed the 401(k) Plan to purchase Units representing shares of our common stock under our 401(k) Plan during the Relevant Period the right to rescind these purchases (or recover damages for their 401(k) account if they have disposed of their Units) for up to one year under federal law following the purchase of these Units.
An investor successfully asserting a rescission right during the applicable time period has the right to require an issuer to purchase the securities acquired by the investor at the price paid by the investor for the securities (or if such security has been disposed of, to receive damages with respect to any loss on such disposition), plus interest from the date of acquisition.
Our failure to maintain our Form S-8 registration statement in respect of the shares included in Units sold under the 401(k) Plan was unintentional. Now that we are current in all of our financial reporting obligations our Form S-8 is once again available for sales of securities to participants under the terms of the 401(k) Plan. Because we recognize that certain sales of Units to participants in the Plan did not comply with the registration requirements of the Securities Act of 1933 during the period when we did not have current financial information, we are voluntarily making this Rescission Offer to affected current and former participants in the 401(k) Plan who directed the 401(k) Plan to purchase Units during the Relevant Period.
Rescission Offer and Price
We are offering to rescind Units representing a total of 464,033 shares issued to the 401(k) Plan accounts of current and former participants in our 401(k) Plan. These Units represent all of the shares of our common stock purchased by current and former employees during the Relevant Period. Each Unit represents approximately 0.5535 shares of common stock plus a small varying amount of short-term liquid investments. During the Relevant Period the price per share at which Units representing were sold to participants in the 401(k) Plan ranged from $28.21 to $60.75 (or $15.61 to $33.63 per Unit).
By making this Rescission Offer, we are not waiving any applicable statute of limitation or other defenses that may be available against any claim by any person who does not accept the Rescission Offer.

If you accept our Rescission Offer and your 401(k) Plan account contains Units representing shares, we will purchase the Units in your 401(k) Plan account that are subject to the Rescission Offer at the price per Unit paid, plus interest, from the date of purchase through the date that the Rescission Offer expires, provided that the amount you paid for the Units (plus interest), determined on a purchase by purchase basis, is greater than the value of the Units as of the Expiration Date. The value of a Unit at the Expiration Date will be determined by reference to the closing price of a share of our common stock on the Expiration Date. If you accept our Rescission Offer and you have already sold your Units at a loss, you will receive the full amount that the 401(k) Plan paid for those Units plus interest on such amount at the applicable statutory rate, but less any amounts previously received by your 401(k) Plan account when you sold those Units. We intend to use the legal rates of interest for the purchase of the Units based upon your state of residence at the time you purchased your Units. These interest rates are as follows:

State	Interest Rate
Alabama	6%
Arizona	10%
Arkansas	6%
California	7%
Colorado	8%
Connecticut	8%
Florida	9%
Georgia	6%
Hawaii	10%
Idaho	10.125%
Illinois	10%
Indiana	8%
Kentucky	8%
Louisiana	8%
Maryland	10%
Massachusetts	6%
Mississippi	6%
Missouri	8%
Nebraska	6%
New Jersey	4.20%
New Mexico	8.75%
New York	6	% (Texas rate)
North Carolina	8%
North Dakota	6%
Ohio	None
Oklahoma	9.25%
Oregon	9%
Pennsylvania	6%
South Carolina	11.25%
Tennessee	10%
Texas	6%
Utah	12%
Virginia	6%
West Virginia	9%
Accepting the Offer
You may accept the Rescission Offer by completing, signing and delivering to us the Rescission Offer acceptance form (attached as Appendix A) on or before 5:00 p.m., Dallas time on the Expiration Date (January 8, 2007).
All acceptances of the Rescission Offer will be deemed to be effective on the Expiration Date and the right to accept the Rescission Offer will terminate on the Expiration Date. Acceptances may be revoked in a written notice to us, to the attention of Tara D. Mackey, Flowserve Corporation, 5215 N. O’Connor Blvd., Suite 2300, Irving, Texas 75039, which is received prior to the Expiration Date. Within 15 business days after the Expiration Date, we will credit the payment amount for any Units representing shares as to which the Rescission Offer has been validly accepted.
The Rescission Offer will terminate at 5:00 p.m., Dallas time, on the Expiration Date. If you submit an acceptance form after that time on the Expiration Date, regardless of whether your form is otherwise complete, your form will not be accepted, and you will be deemed to have rejected our Rescission Offer.
If you are currently employed by Flowserve and you have an account in the 401(K) Plan any funds to which you would be entitled as a result of the Rescission Offer will be credited to your 401(k) Plan account and will be invested in accordance with your current investment elections in the 401(k) Plan.
If you are not currently employed by Flowserve and/or you no longer have an account with the 401(k) Plan any funds to which you would be entitled as a result of the Rescission Offer will be invested in the age-appropriate Vanguard mutual fund for you under the 401(k) Plan until you instruct Vanguard Fiduciary Trust Company, the Trustee, to distribute the proceeds to you, or into an individual retirement account or other qualified retirement plan in a direct rollover. If the amount held by the Trustee on your behalf as a result of the Rescission Offer is less than $1,000, the

Trustee will distribute the proceeds directly to you unless you instruct the Trustee to the direct the funds to an individual retirement account or other qualified retirement plan in a direct roll-over.
Neither we nor our officers and directors make any recommendations to you with respect to the Rescission Offer contained herein. You are urged to read the Rescission Offer carefully and to make an independent evaluation with respect to its terms.
Rejection or Failure to Affirmatively Accept
If you fail to accept the Rescission Offer, your 401(k) account will retain ownership of the Units in accordance with the terms of the 401(k) Plan, and it will not be credited with any payment amount for those securities in connection with the Rescission Offer.
The shares underlying the Units will be registered and fully tradeable under the Securities Act of 1933, unless you are an affiliate of Flowserve within the meaning of Rule 144 or Rule 145, as the case may be. Your Units and any transactions you may wish to make with respect to your Units will remain subject to all applicable terms and conditions of the 401(k) Plan. Officers, directors and other employees are reminded that trading in securities of Flowserve is subject to the terms of our Insider Trading Policy.
Solicitation
We have not retained, nor do we intend to retain, any person to make solicitations or recommendations to you in connection with this Rescission Offer.
Effect of Rescission Offer
It is unclear whether the Rescission Offer will terminate our liability, if any, for failure to register the issuance of securities under federal securities laws during the Relevant Period. It is the position of the staff of the SEC that a purchaser’s right to request a rescission remedy continues for the entire one year statutory period, notwithstanding the expiration of this Rescission Offer. A number of courts that have considered this issue have reached a contrary conclusion.
The Rescission Offer may also affect your right of rescission and your right to damages under state law. We believe that the sale and issuance of shares of our common stock included in the Units that are the subject of the Rescission Offer were exempt from registration under state laws. However, even if the sale and issuance of shares of our common stock included in the Units were subject to state law requirements, under the law of most states, acceptance or rejection of the Rescission Offer may preclude you from maintaining an action against us in connection with the shares of our common stock included in the Units purchased during the Relevant Period. Below is a state-by-state summary discussion of the rescission rights (and the effect of the rescission offers on those rights) under the laws of the various states where our participants were resident at the time they acquired their Units. The following discussion is not to be construed as legal advice and participants in our 401(k) Plan who have questions regarding their rights with respect to this offering and the rescission remedies available to them are urged to consult with their own counsel. Each state has different laws with respect to rights under common law and fraud relating to offers and sales of securities and the following discussion of state law does not relate to the antifraud provisions of applicable securities laws or rights under common law or equity.

State	Statute of Limitations	Effect of Rescission Offer
Alabama	Two years after discovery of the violation or two years after discovery should have been made by the exercise of reasonable care.	No right of action (i) if buyer receives the written offer before he brings an action when he owned the security and fails to accept the offer within 30 days of receipt or (ii) if buyer receives a written offer before he bring an action and at a time when he did not own the security, unless he rejects the offer within 30 days of receipt.

Arizona	One year after discovery of the fraudulent practice or after discovery should have been made by the exercise of reasonable diligence.	If not accepted, buyer retains right of rescission unless statute of limitation has expired.

Arkansas	Three years from the effective date of the contract of sale.	No right of action (i) if buyer receives the written offer before he brings an action when he owned the security and fails to accept the offer within 30 days of receipt or (ii) if buyer receives a written offer before he brings an action and at a time when he did not own the security, unless he rejects the offer within 30 days of receipt

California	Earlier of five years after the act or transaction constituting the violation or two years after discovery of the facts constituting the violation.	If not accepted, buyer no longer has any right of rescission under California law.

Colorado	Two years after the date of contract of sale.	If not accepted, buyer no longer has any right of rescission under Colorado law unless rescission offer is received by buyer prior to commencing suit, buyer no longer owns the security and buyer rejects the offer in writing within 30 days receipt.

Connecticut	Two years after the date of the contract of sale.	No right of action (i) if buyer receives the written offer before he brings an action when he owned the security and fails to accept the offer within 30 days of receipt or (ii) if buyer receives a written offer before he brings an action and at a time when he did not own the security, unless he rejects the offer within 30 days of receipt.

Florida	Four years after non-compliance.	If not accepted within 30 days of receipt of offer, buyer no longer has the right of rescission under Florida law.

Georgia	Two years after date of contract for the sale of securities.	If not accepted, buyer no longer has any right of rescission under Georgia law.

Hawaii	Five years from the date of sale or after two years from the discovery of facts constituting the violation.	If offer is not accepted within 30 days after receipt, buyer no longer has any right of rescission under Hawaii law.

Idaho	One year after discovery of the violation.	If offer is not accepted within 30 days after receipt, buyer no longer has any right of rescission under Idaho law.

State	Statute of Limitations	Effect of Rescission Offer
Illinois	Generally, three years after non-compliance.	If not accepted, buyer no longer has any right of rescission under Illinois law.

Indiana	Three years after discovery of non-compliance.	If not accepted, buyer no longer has any right of rescission under Indiana law unless rescission offer is received by buyer prior to commencing suit, buyer no longer owns the security and buyer rejects the offer in writing within 30 days of receipt.

Kentucky	Three years after non-compliance occurred.	If not accepted, buyer no longer has any right of rescission under Kentucky law unless rescission offer is received by buyer prior to commencing suit, buyer no longer owns the security and buyer rejects the offer in writing within 30 days of receipt.

Louisiana	Two years after the date of the contract of sale or sale if there is no contract.	If not accepted, buyer no longer has any right of rescission under Louisiana law unless rescission offer is received by buyer prior to commencing suit, and buyer rejects the offer in writing within 30 days of receipt.

Maryland	Three years after the contract of sale or purchase.	No right of action (i) if buyer receives the written offer before he brings an action when he owned the security and fails to accept the offer within 30 days of receipt or (ii) if buyer receives a written offer before he brings an action and at a time when he did not own the security, unless he rejects the offer within 30 days of receipt.

Massachusetts	Four years after discovery of non-compliance.	No right of action (i) if buyer receives the written offer before he brings an action when he owned the security and fails to accept the offer within 30 days of receipt or (ii) if buyer receives a written offer before he brings an action and at a time when he did not own the security, unless he rejects the offer within 30 days of receipt.

Mississippi	Two years after discovery of non-compliance or two years after discovery should have been made by the exercise of reasonable diligence.	If offer is not accepted within 30 days after receipt, buyer no longer has any right of rescission under Mississippi law.

Missouri	One year after discovery of facts of violation or five years after the violation.	If offer is not accepted within 30 days after receipt, buyer no longer has any right of rescission under Missouri law.

Nebraska	Three years after contract of sale.	If offer is not accepted within 30 days after receipt, buyer no longer has any right of rescission under Nebraska law.

New Jersey	Two years after the contract of sale or two years after the time when the person aggrieved knew or should have known the cause of action existed whichever is later.	No right of action (i) if buyer receives the written offer before he brings an action when he owned the security and fails to accept the offer within 30 days of receipt or (ii) if buyer receives a written offer before he brings an action and at a time when he did not own the security, unless he rejects the offer within 30 days of receipt.

State	Statute of Limitations	Effect of Rescission Offer
New Mexico	Two years after discovery of non-compliance or after discovery should have been made by the exercise of reasonable diligence and five years after the non-compliance.	If offer is not accepted within 30 days after receipt, buyer no longer has any right of rescission under New Mexico law.

New York	No right of rescission under New York law.	Not applicable.

North Carolina	Two years after the sale or the date of the contract of sale of securities.	If offer is not accepted within 30 days after receipt, buyer no longer has any right of rescission under North Carolina law.

North Dakota	Five years from the date the aggrieved party knew or should have known about the facts that are the basis for the alleged violation.	If not accepted, buyer no longer has any right of rescission under North Dakota law.

Ohio	Two years after purchaser knew or had reason to know of the facts by reason of which there was non-compliance or more than five years from date of sale or contract of sale, whichever is shorter.	If not accepted, buyer no longer has any right of rescission under Ohio law.

Oklahoma	Two years after discovery of the facts constituting the violation or five years after the violation.	If not accepted, buyer no longer has any right of rescission under Oklahoma law.

Oregon	Three years after sale or two years after buyer discovered or had discovered the facts on which the violation is based whichever is later.	If not accepted, buyer no longer has any right of rescission under Oregon law.

Pennsylvania	Two years after non-compliance or one year after purchaser receives notice or should have known of the facts constituting such non-compliance, whichever shall first expire.	If not accepted, buyer no longer has any right of rescission under Pennsylvania law.

South Carolina	Three years after non-compliance occurred.	If not accepted, buyer no longer has any right of rescission under South Carolina law.

Tennessee	Five years after the act or transaction constituting the violation or the expiration of two years after the discovery of the facts constituting the violation or after such discovery should have been made by the exercise of reasonable diligence, whichever expires first.	None stated.

State	Statute of Limitations	Effect of Rescission Offer
Texas	Three years after the sale; or if buyer received a rescission offer meeting the requirements of the Texas Securities Act of 1957 before suit is brought unless he (i) rejects the offer in writing within 30 days of receipt and (ii) expressly reserves in the rejection his right to sue or one year passes after buyer’s written rejection of a rescission offer meeting the requirements of the Texas Securities Act of 1957.	None stated.

Utah	Four years after the act or transaction constituting the violation or two years after the discovery by purchaser of facts constituting the violation, whichever expires first.	Buyer no longer has any right of rescission under Utah law if (i) buyer received a written offer, before suit and at a time when buyer owned the security and buyer failed to accept the offer within 30 days of its receipt, or (ii) buyer received such offer before suit and at a time buyer did not own the security, unless buyer rejected the offer in writing within 30 days of its receipt.

Virginia	Two years after non-compliance.	If not accepted, buyer no longer has any right of rescission under Virginia law.

West Virginia	Three years after sale.	None stated.
Please be advised that we may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims as a result of the Rescission Offer. Our Rescission Offer does not constitute a waiver by us of any applicable statute of limitations or any potential defenses that we may have.
Funding the Rescission Offer
The Rescission Offer will be funded from our existing cash balances. If the price for a share of our common stock is at or higher than its current level ($53.51 as of the close of trading on December 1, 2006) on the Expiration Date and all persons eligible to participate accept our offer to purchase Units to the full extent permitted, our results of operations, cash balances or financial condition will not be materially adversely affected because of the small number of Units we would be required to purchase under the terms of this Rescission Offer.
Directors and Officers
Two of our officers, who hold 1,060.27 shares of common stock as part of Units subject to this Rescission Offer are eligible to participate in the Rescission Offer. We have been advised that these officers do not intend to accept the Rescission Offer. None of our directors are eligible to participate in this Rescission Offer.
If our eligible officers do not participate in the Rescission Offer but all other eligible persons accept the Rescission Offer in full, our officers’ and directors’ respective ownership interests in Flowserve would not materially increase.

U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion summarizes the material U.S. federal income tax considerations relating to the Rescission Offer. This discussion is based on current law. The following discussion is not exhaustive of all possible tax consequences. It does not give a detailed discussion of any state, local or foreign tax consequences, nor does it discuss all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances and only applies if you are an individual citizen or resident of the United States.
You are urged to consult with your own tax advisor regarding the specific consequences to you of the Rescission Offer, including the U.S. federal, state, local, foreign and other tax consequences and the potential changes in applicable tax laws.
Your acceptance or rejection of the Rescission Offer, or the sale of the Units comprised of our common stock and short-term liquid investments made by us pursuant to the Rescission Offer or the receipt by the 401(k) Plan of the specified payment if your 401(k) Plan Units were transferred at a loss, is not considered to be a taxable event before withdrawal or distribution of funds from your 401(k) Plan account. If you are currently employed by Flowserve and you have an account in the 401(K) Plan any funds to which you would be entitled as a result of the Rescission Offer will be credited to your 401(k) Plan account and will be invested in accordance with your current investment elections in the 401(k) Plan. Upon any later withdrawal or distribution, any gain resulting from the Rescission Offer will generally be taxable as ordinary income. An additional ten percent income tax may be imposed in cases of early withdrawal or distribution before age 59 1/2 not rolled over to an individual retirement account of another employer’s qualified plan.
If you are not currently employed by Flowserve and/or you no longer have an account with the 401(k) Plan any funds to which you would be entitled as a result of the Rescission Offer will be automatically invested in the age-appropriate Vanguard mutual fund for you under the 401(k) Plan until you instruct Vanguard Fiduciary Trust Company, the Trustee, to distribute the proceeds to you, or into an individual retirement account or other qualified retirement plan in a direct rollover. If the amount held by the Trustee on your behalf as a result of the Rescission Offer is less than $1,000, the Trustee will distribute the proceeds directly to you unless you instruct the Trustee to direct the funds to an individual retirement account or other qualified retirement plan in a direct roll-over.
A direct rollover into an individual retirement account or other qualified retirement plan is not considered to be a taxable event. If the proceeds from the Rescission Offer are not rolled over, however, and you receive a distribution from the 401(k) Plan, such distribution will generally be taxable as ordinary income to you as described above and subject to applicable tax withholding. An additional ten percent income tax may be imposed on any taxable amount distributed if you are under age 59 1/2.
DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS
This offering circular and other written reports and oral statements we make from time-to-time include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this offering circular regarding our financial position, business strategy, plans and objectives of management for future operations, industry conditions, market conditions and indebtedness covenant compliance are forward-looking statements. In some cases forward looking statements can be identified by terms such as “may,” “will,” “should,” “expect,” “plans,” “seeks,” “anticipate,” “believe,” “estimate,” “predicts,” “potential,” “continue,” “intends,” or other comparable terminology. These statements are not historical facts or guarantees of future performance but instead are based on current expectations and are subject to significant risks, uncertainties and other factors, many of which are outside of our control.
We have identified factors that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include those described under the heading “Risk Factors” above, or as may be identified in our other SEC filings from time to time. These uncertainties are beyond our ability to control, and in many cases, it is not possible to foresee or identify all the factors that may affect our future performance or any forward-looking information, and new risk factors can emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.
All forward-looking statements included in this offering circular are based on information available to us on the date of this offering circular and the risk that actual results will differ materially from expectations expressed in this report will increase with the passage of time. We undertake no obligation, and disclaim any duty, to publicly update or revise any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement, whether as a result of new information, future events, changes in our expectations or otherwise. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995 and all of our forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referenced in this section.
MARKET FOR THE REGISTRANT’S COMMON EQUITY
Our common stock is traded on the NYSE under the symbol “FLS.” On November 6, 2006, our records showed approximately 1,869 shareholders of record. The following table sets forth the range of high and low prices per share of our common stock for the periods indicated.
Price Range of Flowserve Common Stock
(Intraday High/Low Prices)

	2006		2005	2004
First Quarter	$58.46/$40.91		$27.72/$23.69	$22.77/$18.64
Second Quarter	$61.06/$48.11		$31.25/$25.16	$25.09/$19.47
Third Quarter	$56.40/$47.27		$37.78/$29.73	$25.35/$21.21
Fourth Quarter	$56.00/$46.50	*	$39.75/$32.75	$28.18/$20.40

*  Through December 1, 2006
We did not pay dividends on our common stock in 2005 or the completed portion of 2006, and have no plans to commence payment of cash dividends.
Unregistered Sales of Equity Securities
As noted in other parts of this offering circular, during the Relevant Period (the period from May 1, 2005 through September 29, 2006) our registration statements on Form S-8 were not available to cover offers and sales of our securities to employees and other persons because our financial statements were not current. During the Relevant Period, the acquisition of Units in the Flowserve common stock fund under our 401(k) Plan by plan participants did not comply with the registration requirements of the Securities Act of 1933. Federal securities laws generally provide for a one-year rescission right for an investor who acquires unregistered securities in a transaction that is subject to registration and for which no exemption was available. As such, an investor successfully asserting a rescission right during the one-year time period has the right to require an issuer to repurchase the securities acquired by the investor at the price paid by the investor for the securities (or if such security has been disposed of, to receive damages with respect to any loss on such disposition), plus interest from the date of acquisition. During the Relevant Period we offered and sold Units representing 464,033 shares of our common stock to participants in our 401(k) Plan. In order to address this situation we are making the Rescission Offer that is the subject of this offering circular to participants who directed the 401(k) Plan to acquire shares during the Relevant Period with salary reduction funds, employer fixed matching funds and funds generated from employee transactions in the 401(k) Plan.
Based on the current price of our common stock, we believe that our current potential liability for rescission claims is not material to our financial condition or results of operations; however, our potential liability could become material in the future if the price for our common stock were to fall below participants’ acquisition prices for their interest in our stock fund during the applicable statute of limitations following the unregistered offer and sale of shares.
During the third quarter of 2006, we issued an aggregate of 38,380 shares of restricted stock pursuant to our 2004 Stock Compensation Plan. We believe these securities are not subject to registration under the “no sale” principle or were otherwise issued pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering.

DESCRIPTION OF SHARE CAPITAL
Description Of Capital Stock
Our authorized capital stock consists of 120,000,000 shares of common stock, par value $1.25 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share.
Common Stock
Subject to any special voting rights of any preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our shareholders, including election of our board of directors. No share of common stock affords any cumulative voting or preemptive rights. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors, after payment of any dividends on any outstanding preferred stock and subject to limitations for dividends contained in certain of Flowserve’s outstanding debt instruments. No dividends are currently paid to holders of the common stock.
Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All issued and outstanding shares of common stock are fully paid and non-assessable and are not subject to redemption or conversion and have no conversion rights.
The transfer agent for our common stock is National City Bank, in Cleveland, Ohio.
Preferred Stock
At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of our common stock, adopt resolutions to issue preferred stock in one or more series and establish or change the rights of the holders of any series of preferred stock.
The rights of any series of preferred stock may include:
•	voting rights;

•	liquidation preferences;

•	dividend rights;

•	redemption rights;

•	conversion or exchange rights; and

•	sinking funds.
The issuance of such preferred stock could, among other things:
•	adversely affect the voting, dividend, and liquidation rights with respect to the common stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.
Any of these actions, plus those which follow in the remainder of this “Description of Capital Stock” section, could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.
As discussed under “OFFERING CIRCULAR SUMMARY — Recent Developments”, our shareholder rights agreement recently expired pursuant to its terms and was not renewed. In connection with the expiration of the shareholder rights agreement, our board of directors eliminated the Series A Junior Participating Preferred Stock, $1.00 par value per share as an authorized class of securities.

Certain Anti-Takeover Provisions
Under the Amended and Restated By-Laws of Flowserve (the “By-Laws”) our board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. Our Restated Certificate of Incorporation and By-Laws also provide that:
•	directors may be removed from office only for cause and only with the affirmative vote of the shareholders or the board; and

•	advance notice of not less than fifty days of shareholder nominations for the elections of directors must be given in the manner provided by the By-Laws.
We are a New York corporation and our internal corporate arrangements are governed by the New York Business Corporation Law (“NYBCL”). Under the NYBCL, a “merger moratorium” statute would prohibit any business combination with an “interested shareholder” (as defined in the statute) for a five year period, unless the combination is approved by Flowserve’s board of directors. In addition, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or otherwise adversely affecting the rights of such class, must be approved by the majority vote of each class or series of stock affected, even if such stock would not otherwise have such voting rights.
In addition, our Restated Certificate of Incorporation also requires (i) a four-fifths vote of the outstanding stock of Flowserve entitled to vote thereon to amend certain provisions in our Restated Certificate of Incorporation restricting transactions with a Related Corporation (as defined therein) and (ii) a two-thirds vote to amend certain provisions in our Restated Certificate of Incorporation and By-Laws relating to our board of directors.
The noted merger moratorium statute and the noted required supermajority shareholder vote necessary to alter, amend or repeal certain provisions of our Restated Certificate of Incorporation and By-Laws relating to our board, our classified board of directors and the other matters described above may make it more difficult to change the composition of our board of directors and may discourage or make difficult any attempt by a person or group to obtain control of Flowserve.
LEGAL MATTERS
The validity under the NYBCL of the securities that we are offering to purchase hereby has been passed on for us by Ronald F. Shuff, Esq., Vice President, Secretary and General Counsel of Flowserve.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting and which contains an adverse opinion on the effectiveness of internal control over financial reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the above described provisions, or otherwise, we have been advised that in the opinion of the SEC their indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-l under the Securities Act of 1933 with respect to the shares being offered pursuant to this offering circular. The term ‘‘registration statement’’ means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment.
This offering circular is part of this registration statement and does not contain all of the information set forth in the registration statement. Statements contained in this offering circular as to the content of any agreement or other document filed or incorporated by reference as an exhibit are not necessarily complete, and you should consult a copy of those agreements or other documents filed or incorporated by reference as exhibits to the registration statement. For further information, please refer to the registration statement and to the exhibits and schedules filed with it, which are available for inspection without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to ‘‘incorporate by reference’’ in this offering circular the information that we have filed with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this offering circular. We incorporate by reference the documents listed below:
•	Our annual report on Form 10-K for the year ended December 31, 2005 filed on June 30, 2006;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, each of which were filed on September 29, 2006 and our quarterly report on Form 10-Q for the quarter ended September 30, 2006 filed on November 9, 2006;

•	Our current reports on Form 8-K filed on November 14, 2006*, October 16, 2006*, October 2, 2006, August 14, 2006, July 31, 2006*, July 17, 2006*, June 30, 2006, June 6, 2006, May 19, 2006, May 3, 2006, May 1, 2006*, March 31, 2006, March 22, 2006, March 10, 2006, and February 17, 2006* and our amended current reports on Form 8-K/A filed on August 16, 2006 and January 6, 2006;

•	Our definitive proxy statement for our 2006 Annual Meeting of Shareholders on Schedule 14A filed on June 30, 2006.

* Excluding any portions thereof that are deemed to be furnished and not filed.
This offering circular may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this offering circular.
Upon your written or oral request, we will provide at no cost to you, a copy of any and all of the reports or documents that are incorporated by reference in this offering circular. Copies of any and all reports or documents that are incorporated by reference in this offering circular may be accessed at our internet address at http://www.flowserve.com by selecting “Investor Relations” and selecting “SEC filings.” Except as otherwise stated in these reports, the information contained on our website or available by hyperlink from our website is not incorporated into this offering circular or other documents that we file with, or furnish to the SEC.

APPENDIX A
ACCEPTANCE FORM
     YOU MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER. IF YOU WISH TO REJECT THE RESCISSION OFFER, DO NOT RETURN THIS FORM. YOU DO NOT NEED TO DO ANYTHING TO REJECT THE RESCISSION OFFER.
     IF YOU WISH TO ACCEPT THE RESCISSION OFFER, PLEASE COMPLETE, SIGN AND RETURN THIS FORM AND ENSURE ITS RECEIPT BY 5:00 P.M., DALLAS TIME, ON JANUARY 8, 2007 (THE “EXPIRATION DATE”), PURSUANT TO THE INSTRUCTIONS BELOW.
     Ladies and Gentlemen:
     The undersigned acknowledges receipt of an offering circular dated December 4, 2006 (the “offering circular”) of Flowserve Corporation (the “Company”), pursuant to which the Company offers to rescind (the “Rescission Offer”) the purchase of shares of common stock of the Company included in units (the “Units”) in the Flowserve Corporation Stock Fund (the “Flowserve Stock Fund”) purchased by the Flowserve Corporation Retirement Savings Plan (the “401(k) Plan”) at the direction of the undersigned between May 1, 2005 and September 29, 2006 (the “Relevant Period”). The Flowserve Stock Fund is an investment alternative under the 401(k) Plan and Vanguard Fiduciary Trust Company (the “Trustee”) is the Trustee of the 401(k) Plan. A participant’s investment in the Company’s common stock through the 401(k) Plan is measured in Units. Each Unit represents approximately 0.5535 shares of common stock of the Company plus a small varying amount of short-term liquid investments.
     Effective as of the Expiration Date, the undersigned hereby accepts the Rescission Offer for shares of common stock of the Company included in the Units purchased by the undersigned during the Relevant Period upon the terms and subject to the conditions set forth in the offering circular. To the extent that the 401(k) Plan account of the undersigned still holds such Units, the undersigned directs the Trustee to sell the shares included in the Units held in the undersigned’s 401(k) Plan account that are being purchased effective as of the Expiration Date. The undersigned directs the Trustee to credit all proceeds pursuant to the Rescission Offer as provided below and in the offering circular. The undersigned acknowledges that he or she understands that the Company will only purchase those Units that were purchased on behalf of the undersigned during the Relevant Period and later sold at a loss together with all of the Units that remain in the undersigned’s 401(k) Plan account that were purchased by the 401(k) Plan on behalf of the undersigned at a price (plus interest at the applicable statutory rate as described in the offering circular) that is greater than the value of a Unit at the Expiration Date. The value of a Unit at the Expiration Date will be determined by reference to the closing price of a share of Company common stock on the Expiration Date.
Current Employees of Flowserve
     If the undersigned is currently employed by the Company and has a 401(k) Plan account, the undersigned acknowledges that funds to which the undersigned’s 401(k) Plan account would be entitled as a result of the Rescission Offer will be credited to the undersigned’s 401(k) Plan account and will be invested in accordance with the undersigned’s current investment elections in the 401(k) Plan. The undersigned further acknowledges that upon any later withdrawal or distribution, any gain resulting from the Rescission Offer will generally be taxable as ordinary income. An additional ten percent income tax may be imposed in cases of early withdrawal.
All Other Persons with an Interest in the Rescission Offer
     If the undersigned is not currently employed by the Company and/or no longer has an account with the 401(k) Plan the undersigned acknowledges that any funds to which the undersigned would be entitled as a result of the Rescission Offer will be automatically invested in the age-appropriate Vanguard mutual fund on behalf of the undersigned in the 401(k) Plan until the undersigned instructs the Trustee to distribute the proceeds to the undersigned, or into an individual retirement account or other qualified retirement plan in a direct rollover. The undersigned acknowledges that if the amount held by the Trustee on the undersigned’s behalf as a result of the Rescission Offer is less than $1,000, the Trustee will distribute the proceeds directly to the undersigned unless the undersigned instructs the

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Trustee to direct the funds to an individual retirement account or other qualified retirement plan in a direct roll-over. The undersigned further acknowledges that if payments pursuant to the Rescission Offer are distributed to the undersigned but are not rolled over into an individual retirement account or a qualified retirement plan, such distribution will generally be taxable as ordinary income to the undersigned. The undersigned further acknowledges that an additional ten percent income tax on any taxable amount may be imposed on such distribution if the undersigned is under age 59 1/2.

Name (please print)	Signature

Street Address	Date

City, State and Zip Code of Residence	Social Security Number or
Taxpayer Identification Number

Telephone Number
INSTRUCTIONS TO RESCISSION OFFER ACCEPTANCE FORM
     1. Accepting the Rescission Offer: In order to accept the Rescission Offer, you must:
     A. Sign the Rescission Offer Acceptance Form and complete the name, address, date, and Social Security Number or Taxpayer Identification Number information above; and
     B. Mail or return the Rescission Offer Acceptance Form by mail (first class, postage pre-paid) for receipt before 5:00 p.m., Dallas Time, on January 8, 2007 to:
Flowserve Corporation
5215 N. O’Connor Blvd., Suite 2300
Irving, Texas 75039
Attn: Tara D. Mackey
     The Company recommends that you send the Rescission Offer acceptance form sufficiently in advance of the Expiration Date to ensure its receipt by the Expiration Date.
     2. Questions: All determinations with respect to the Rescission Offer acceptance form and the Rescission Offer (including issues relating to the timeliness or effectiveness of any election) will be made by the Company, which determination shall be final and binding. All questions regarding the Rescission Offer can be directed to Tara D. Mackey at (972) 443-6610.

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APPENDIX B
LETTER TO PARTICIPANTS
[Letterhead of Flowserve Corporation]
December 4, 2006
Re: Flowserve Corporation Retirement Savings Plan (the “401(k) Plan”)
Dear Fellow Plan Participant:
Due to our earlier non-current status with the Securities and Exchange Commission (“SEC”) as a result of our delayed financial report filings between May 1, 2005 and September 29, 2006, our SEC Registration Statements became ineffective to cover sales of our common stock to our employees. As a result, certain shares of the Flowserve Common Stock Fund (the “Stock Fund”) purchased within the Flowserve Corporation Retirement Savings Plan (the “401(k) Plan”) for its participants between May 1, 2005 and September 29, 2006 (the “Relevant Period”), were not covered by our Registration Statements. These 401(k) Plan purchases into the Stock Fund involve employee contributions through payroll deductions, Flowserve’s employer fixed matching contributions and voluntary employee transfers into the Stock Fund.
Due to the unavailability of the Registration Statements, these 401(k) Plan purchases were not processed in compliance with the SEC’s registration requirements. In order to address this situation, Flowserve has decided to make an offer to affected 401(k) Plan participants to purchase the affected Stock Fund shares that were purchased during the Relevant Period (the “Rescission Offer”).
If you elect to accept the Rescission Offer before 5:00 p.m., Dallas time on January 8, 2007, Flowserve will purchase Stock Fund shares that were so acquired by the 401(k) Plan for your account during the Relevant Period only if the applicable price per share at dates on which shares were purchased by the 401(k) Plan during the Relevant Period, plus interest, exceeds the price per share of Flowserve common stock on the date the Rescission Offer expires.
Shares were purchased by the 401(k) Plan for the Stock Fund at prices that ranged from $28.21 to $60.75 during the Relevant Period. The most recent closing price per share of Flowserve common stock as of December 1, 2006 was $53.51.
If you wish to retain all of your Stock Fund shares that were purchased during the Relevant Period, you are not required to take any action or respond to the Rescission Offer. You also remain free to engage in 401(k) Plan transfers both into and out of the Stock Fund, if desired, in accordance with the 401(k) Plan rules.
Please note that the Rescission Offer does not apply to Stock Fund purchases after September 29, 2006, when we became current in our financial report filings and our SEC Registration Statements became effective again. It also does not apply to any Stock Fund purchases prior to May 1, 2005.
Accompanying this letter is an offering circular explaining the terms and conditions of the Rescission Offer. Please read this offering circular carefully. Details concerning the crediting of accounts for participants who accept the Rescission Offer and the treatment of shares that were purchased during the Relevant Period and later sold are discussed in the attached offering circular.

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Page Two
December 4, 2006
The offering circular includes “Questions and Answers” regarding the Rescission Offer. If you have additional questions regarding the Rescission Offer, you should contact the persons identified for this purpose in the offering circular. You are encouraged to consult with a tax advisor regarding the specific tax consequences of the Rescission Offer.
Very truly yours,
Ronald F. Shuff
Vice President, General Counsel and Secretary
RFS:csl

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464,033 Shares of Common Stock
FLOWSERVE CORPORATION

OFFERING CIRCULAR

December 4, 2006